SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

25 March 2021
 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 25 March 2021 re: Director/PDMR Shareholding

25 March 2021

LLOYDS BANKING GROUP PLC ('GROUP') - NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ('PDMRs') IN ORDINARY SHARES OF THE GROUP OF 10 PENCE EACH ('SHARES')

This announcement should be read in conjunction with the Summary Remuneration Announcement and disclosures in the 2020 Annual Report and Accounts published on 24 February 2021. The 2020 Annual Report and Accounts is available on the 'Financial downloads' page in the 'Investors' section of the Group's website www.lloydsbankinggroup.com.

Fixed Share Awards
This announcement details the number of Shares acquired by PDMRs in respect of the first quarter of 2021 under the Group's Fixed Share Award. In this respect, the PDMRs listed in the table below acquired on 25 March 2021, after the settlement of income tax and national insurance contributions, the number of Shares as set out by their name. The acquisition price was 42.162 pence per Share.

The Shares will be held on behalf of the PDMRs and will be released over a three year period, with one-third being released each year on 25 March.

Name	Shares
António Horta-Osório	329,977
William Chalmers	158,389
Antonio Lorenzo	157,069
Vim Maru	157,069
Zak Mian	142,990
David Oldfield	153,989
Janet Pope	109,992
Stephen Shelley	156,189
Andrew Walton	109,992

Disposal of Shares
The Group announces the sales of Shares by PDMRs as set out below. Following the sales of Shares, the PDMRs continue to comply with the Group's shareholding policy requirements and hold Shares as set out below, including Shares subject to holding periods of up to a further two years post vesting.

Name of PDMR	Number of Shares Sold	Price Per Share	Transaction Date	Number of Shares held by PDMR (and persons closely associated) following the sale (but prior to release of relevant Fixed Share Award)
Vim Maru	500,000	41.66p	24/03/2021	5,868,833
	500,000	41.475p	24/03/2021
Andrew Walton	138,485	41.571p	24/03/2021	790,269
	81,926	41.4421p	24/03/2021

ENQUIRIES:

Investor Relations
Douglas Radcliffe
Group Investor Relations Director
Email: douglas.radcliffe@lloydsbanking.com

Group Corporate Affairs
Matt Smith
Head of Media Relations
Email: matt.smith@lloydsbanking.com
+44 (0) 20 7356 1571 +44 (0) 20 7356 3522

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	António Horta-Osório
2	Reason for the notification
a)	Position/status	Group Chief Executive
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares - In respect of the first quarter of 2021 under the Group's Fixed Share Award.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Fixed Share Award	GBP00.421620	329,977

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2021-03-25
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	William Chalmers
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares - In respect of the first quarter of 2021 under the Group's Fixed Share Award.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Fixed Share Award	GBP00.421620	158,389

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2021-03-25
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Antonio Lorenzo
2	Reason for the notification
a)	Position/status	Chief Executive, Scottish Widows and Group Director, Insurance and Wealth
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares - In respect of the first quarter of 2021 under the Group's Fixed Share Award.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Fixed Share Award	GBP00.421620	157,069

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2021-03-25
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Vim Maru
2	Reason for the notification
a)	Position/status	Group Director, Retail
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares - In respect of the first quarter of 2021 under the Group's Fixed Share Award.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Fixed Share Award	GBP00.421620	157,069

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2021-03-25
f)	Place of the transaction	London Stock Exchange (XLON)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Disposal of Shares.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.416600	500,000
		GBP00.41475	500,000

d)	Aggregated information - Aggregated volume - Price	1,000,000 GBP00.415675
e)	Date of the transaction	2021-03-24
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Zak Mian
2	Reason for the notification
a)	Position/status	Group Director, Transformation
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares - In respect of the first quarter of 2021 under the Group's Fixed Share Award.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Fixed Share Award	GBP00.421620	142,990

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2021-03-25
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	David Oldfield
2	Reason for the notification
a)	Position/status	Group Director, Commercial Banking
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares - In respect of the first quarter of 2021 under the Group's Fixed Share Award.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Fixed Share Award	GBP00.421620	153,989

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2021-03-25
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Janet Pope
2	Reason for the notification
a)	Position/status	Chief of Staff and Group Director, Corporate Affairs and Responsible Business & Inclusion
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares - In respect of the first quarter of 2021 under the Group's Fixed Share Award.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Fixed Share Award	GBP00.421620	109,992

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2021-03-25
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Stephen Shelley
2	Reason for the notification
a)	Position/status	Chief Risk Officer
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares - In respect of the first quarter of 2021 under the Group's Fixed Share Award.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Fixed Share Award	GBP00.421620	156,189

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2021-03-25
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Andrew Walton
2	Reason for the notification
a)	Position/status	Group Corporate Affairs Director
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares - In respect of the first quarter of 2021 under the Group's Fixed Share Award.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Fixed Share Award	GBP00.421620	109,992

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2021-03-25
f)	Place of the transaction	London Stock Exchange (XLON)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Disposal of Shares.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.415710	138,485
		GBP00.414421	81,926
d)	Aggregated information - Aggregated volume - Price	220,411 GBP00.41506
e)	Date of the transaction	2021-03-24
f)	Place of the transaction	London Stock Exchange (XLON)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 25 March 2021